Filed by: CIM Real Estate Finance Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Cole Credit Property Trust V, Inc. SEC File No. 000-55437

November 13, 2020

Dear Valued Partner,

Our records indicate that you have financial professionals with clients invested in Cole Credit Property Trust V, Inc. (“CCPT V”). In the coming days, stockholders invested in CCPT V as of the October 13, 2020 record date will receive a proxy statement and information requesting their vote on important proposals. These include the proposed merger announced on August 31, 2020, whereby CIM Real Estate Finance Trust, Inc. (“CMFT”) would combine with CCPT V in a stock-for-stock, tax-free merger transaction.

CCPT V will host a virtual special meeting of stockholders of CCPT V (the “CCPT V Special Meeting”) on December 17, 2020 at 11:00 a.m. Pacific Time. Proxy votes must be cast and received by mail, phone or internet before the special meeting to be counted.

Please encourage your clients to vote on these important measures as soon as possible. Stockholders will help CCPT V save time and expenses by voting their shares immediately. By submitting their votes, they will prevent further solicitation.

CCPT V Proxy Communication and Voting Information:

CCPT V Stockholder Letter

Proxy Materials

Voting Options

To cast their votes, stockholders should reference the control number listed on the proxy card sent by mail or or delivered via email to those who opted for e-delivery.

Online:

www.proxydocs.com/CCPTV

Phone:

Touchtone Voting: 844.991.2229

Live Proxy Specialist: 844.280.5349

Financial professionals with clients invested in CCPT V will receive a communication similar to this one. If you have questions about the special meeting or the proposals to be voted upon, please contact your CIM Business Development representative.

Sincerely,

Emily Vande Krol

Managing Director, Private Wealth Partners

President, CCO Capital, LLC

Cautionary Statement Regarding Forward-Looking Information

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCPT V and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the CCPT V merger or any of the other mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the CCPT V Merger Agreement; the failure to satisfy the conditions to the consummation of the proposed CCPT V merger, including the approval of the stockholders of CCPT V; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CMFT and CCPT V and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CMFT’s and CCPT V’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and in the proxy statement filed with the SEC by CCPT V and the prospectus filed with the SEC by CMFT in respect of the proposed merger between CCPT V and CMFT, as well as other reports filed by CCPT V and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither CCPT V nor CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, CMFT has filed a registration statement on Form S-4 with the SEC that includes a proxy statement of CCPT V and constitutes a prospectus of CMFT. The registration statement was declared effective by the SEC on November 10, 2020 and CCPT V commenced mailing the definitive proxy statement to shareholders on or about November 13, 2020. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that have been or will be made available to the stockholders of CCPT V. STOCKHOLDERS OF CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCPT V are able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available.

Participants in Solicitation

Each of CCPT V and CMFT, and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCPT V’s stockholders in respect of the proposed merger between CCPT V and CMFT. Information regarding the directors, executive officers and external advisors of each of CCPT V and CMFT is contained in the proxy statement/prospectus forming a part of the registration statement on Form S-4 filed with the SEC by CMFT, relating to the proposed merger. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus forming a part of the registration statement on Form S-4 filed with the SEC by CMFT.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. This communication may be deemed to be solicitation material in respect of the proposed merger.